UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

iClick Interactive Asia Group Limited

(Name of Issuer)

Class A Ordinary Shares, par value of $0.001 per share

(Title of Class of Securities)

G47048 106

(CUSIP Number)

Jian Tang 15/F, Prosperity Millennia Plaza 663 King’s Road, Quarry Bay, Hong Kong S.A.R. +86-10-8540-2700	Igomax Inc. 15/F, Prosperity Millennia Plaza 663 King’s Road, Quarry Bay, Hong Kong S.A.R. +86-10-8540-2700	Wing Hong Sammy Hsieh 15/F, Prosperity Millennia Plaza 663 King’s Road, Quarry Bay, Hong Kong S.A.R. +852-3700-9618	Bubinga Holdings Limited 15/F, Prosperity Millennia Plaza 663 King’s Road, Quarry Bay, Hong Kong S.A.R. +852-3700-9618

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G47048 106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jian Tang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 27,905 (1)
	8.	SHARED VOTING POWER 2,498,553 (2)
	9.	SOLE DISPOSITIVE POWER 27,905 (1)
	10.	SHARED DISPOSITIVE POWER 2,498,553 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,526,458
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Comprises 27,905 Class A Ordinary Shares that are issuable upon exercise of options held in trust by Mr. Jian Tang.
(2)

Reflects (i) 396,290 Class A Ordinary Shares held by Igomax Inc. and (ii) 2,102,263 Class A Ordinary Shares issuable upon the conversion of 2,102,263 Class B Ordinary Shares held by Igomax Inc. Mr. Jian Tang is the sole director and shareholder of Igomax Inc.

(3)

The percent ownership calculation assumes that there is a total of 47,113,493 Class A Ordinary Shares outstanding, which includes (i) the 45,011,230 Class A Ordinary Shares outstanding as of March 31, 2023, as reported in the Issuer’s Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 11, 2023, and (ii) the 2,102,263 Class A Ordinary Shares issuable upon the conversion of 2,102,263 Class B Ordinary Shares held by Igomax Inc.

CUSIP No. G47048 106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Igomax Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,498,553(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,498,553(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,498,553(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Reflects (i) 396,290 Class A Ordinary Shares held by Igomax Inc. and (ii) 2,102,263 Class A Ordinary Shares issuable upon the conversion of 2,102,263 Class B Ordinary Shares held by Igomax Inc.
(2)

The percent ownership calculation assumes that there is a total of 47,113,493 Class A Ordinary Shares outstanding, which includes (i) the 45,011,230 Class A Ordinary Shares outstanding as of March 31, 2023, as reported in the Issuer’s Form 20-F filed with the SEC on May 11, 2023, and (ii) the 2,102,263 Class A Ordinary Shares issuable upon the conversion of 2,102,263 Class B Ordinary Shares held by Igomax Inc.

CUSIP No. G47048 106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wing Hong Sammy Hsieh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong S.A.R.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 241,290
	8.	SHARED VOTING POWER 2,282,815(1)
	9.	SOLE DISPOSITIVE POWER 241,290
	10.	SHARED DISPOSITIVE POWER 2,282,815(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,524,105(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Comprises 2,282,815 Class A Ordinary Shares issuable upon the conversion of 2,282,815 Class B Ordinary Shares held by Bubinga Holdings Limited. Mr. Wing Hong Sammy Hsieh is the sole director and shareholder of Bubinga Holdings Limited.

(2)

Reflects (i) 241,290 Class A Ordinary Shares held directly by Mr. Wing Hong Sammy Hsieh and (ii) 2,282,815 Class A Ordinary Shares issuable upon the conversion of 2,282,815 Class B Ordinary Shares held by Bubinga Holdings Limited.

(3)

The percent ownership calculation assumes that there is a total of 47,294,045 Class A Ordinary Shares outstanding, which includes (i) the 45,011,230 Class A Ordinary Shares outstanding as of March 31, 2023, as reported in the Issuer’s Form 20-F filed with the SEC on May 11, 2023, and (ii) the 2,282,815 Class A Ordinary Shares issuable upon the conversion of 2,282,815 Class B Ordinary Shares held by Bubinga Holdings Limited.

CUSIP No. G47048 106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bubinga Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,282,815(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,282,815(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,282,815(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Comprises 2,282,815 Class A Ordinary Shares issuable upon the conversion of 2,282,815 Class B Ordinary Shares held by Bubinga Holdings Limited.
(2)

The percent ownership calculation assumes that there is a total of 47,294,045 Class A Ordinary Shares outstanding, which includes (i) the 45,011,230 Class A Ordinary Shares outstanding as of March 31, 2023, as reported in the Issuer’s Form 20-F filed with the SEC on May 11, 2023, and (ii) the 2,282,815 Class A Ordinary Shares issuable upon the conversion of 2,282,815 Class B Ordinary Shares held by Bubinga Holdings Limited.

This Schedule 13D/A amends the Schedule 13D filed by Mr. Jian Tang, Igomax Inc., Mr. Wing Hong Sammy Hsieh and Bubinga Holdings Limited (collectively, the “Reporting Persons”) on December 22, 2022 (the “Original Schedule 13D”), relating to Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”), of iClick Interactive Asia Group Limited, a company incorporated in the Cayman Islands (the “Issuer”). Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect as to the Reporting Persons. Capitalized terms used but not defined herein shall have the meaning set forth in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 in the Original Schedule 13D is amended and supplemented by inserting the following:

On July 6, 2023, the Buyer Group communicated its willingness to increase the cash consideration in the Proposal from US$4.0672 per ADS to US$4.08 per ADS, to the special committee of the Issuer’s board of directors formed in connection with the Proposal.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2023

JIAN TANG

/s/ Jian Tang

IGOMAX INC.

/s/ Jian Tang
Name: Jian Tang
Title: Director

WING HONG SAMMY HSIEH

/s/ Wing Hong Sammy Hsieh

BUBINGA HOLDINGS LIMITED

/s/ Wing Hong Sammy Hsieh
Name: Wing Hong Sammy Hsieh
Title: Director